Security and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549

July 15, 2008

Re:                   Sears Oil and Gas Corporation
Registration Statement Form S-1
File Number 333-151300
Filed: May 30, 2008

Attention:          Mr. Kristopher Natoli
Phone (202) 551-3650

Sears Oil and Gas Corporation (the “Company”) has received your comments regarding the Form S-1 filed on May 30, 2008 dated June 27, 2008. The following document as prepared by the Company describes the general action(s) taken regarding each comment made by the Commission. The following numbers herein are referenced to the comment number provided on the document sent by the SEC.

Front Cover Page

1.           The name of the Agent for Services has been added to the front cover page and modified to indicate the correct address as disclosed on page 30 of the registration statement as follows:

Stevenson Management Group
9750 Pease Way, Suite 2090, Las Vegas, Nevada 89147
Telephone number is (702) 371-5754

2.           On the Front Cover Page the Company has checked the box “If the securities being registered herein will be sold by the security shareholders on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933 please check the following box. |X_|” to indicate that the selling security shareholders intend to engage in a delayed or continuous offering of the securities.

Backgrounds of Executive Officer, Promoters, and Control Persons, Page 34

3.           Under this caption the subjective language disclosed therein has been removed and modified as follows:

William C. Sears – President and Director – From 1976 to the present, Mr. Sears has been the President of William C. Sears, Inc., a construction and redevelopment corporation.  From 1995 to the present, Mr. Sears has been President of American International Investment & Trading Co., Inc., an Albanian joint venture in manufacturing and importing.

Max D. Kern – Secretary/Treasurer - From 1977 to the present, Mr. Kern was the store manager of Kaufman’s Tall & Big Shop where he supervised 10-15 employees with 3.5 million in annual sales.  In this position, Mr. Kern executed weekly, bi-weekly and seasonal purchasing, managed accounts payable for two locations, managed accounts receivable, and facilitated all special order customers, along with being a leading salesman for the business.

Signatures

4.           Max D. Kern has been properly identified within the signature page moreover; William Sears’ positions have been modified to indicate his position with the Company as follows:

By: /S/William Sears	By: /S/Max D. Kern
William Sears	Max D. Kern
President	Chief Financial and Accounting Officer
Chief Executive Officer	Secretary-Treasurer
Director

Additional Disclosures and updates provided on the amended registration statement include:

  Reviewed Financial Statements as of the period ended June 30, 2008 and are included within the S-1/A.  As such the financial data has been updated to reflect this period throughout the registration statement as applicable.

  Several incorporation dates were not properly disclosed in the original registration statement these have been corrected to indicate September 9, 2005 as the incorporation date in the amended filing. (Page 7, 24, 31, and 33).

Filed as an attachment to this Correspondence is a Revisions Document (S-1/A) indicating the modification made to the originally filed registration statement.

Sincerely,

William Sears
Chief Executive Officer
Sears Oil and Gas Corporation

Attachment:  Revisions Document_S1A(1)